Exhibit 10.7

«date»

Marissa A. Mayer

Dear Marissa:

On behalf of Yahoo! Inc. (“Yahoo!” or the “Company”), I am pleased to inform you that Yahoo! will provide you with the severance protections described in this letter agreement (“Agreement”). This Agreement is being offered to you to provide both you and Yahoo! with certainty in the event that your employment with Yahoo! is terminated by Yahoo! without Cause.1 You will not be entitled to any severance benefits under this Agreement if your employment is terminated with Cause, if you voluntarily resign from your employment with Yahoo! for any reason, or if your employment terminates due to your death or disability (except as related to Equity Awards and specifically described below).2

Severance. If your employment is terminated by Yahoo! without Cause (and other than due to your death or disability (except as related to Equity Awards and specifically described below)), and you comply with the release and other requirements described in this Agreement, then you will be entitled to the benefits set forth below this paragraph. Yahoo! will provide you with written notice that your employment will terminate (the “Termination Notice”). You may remain employed by Yahoo! for a period of time as determined by Yahoo!, in its sole discretion, after the Termination Notice is provided (the “Notice Period”), but such period will not exceed             months. (For purposes of clarity, a Notice Period is not required, and the Company may terminate your employment immediately at any time upon delivery of a Termination Notice without providing a Notice Period. You will not be entitled to the benefits described below if you resign from employment during the Notice Period before the termination date determined by Yahoo!.) The date your employment with Yahoo! terminates will be considered your “Termination Date.”

[1]	For purposes of this Agreement, the term “Cause” is used as defined in your offer letter from the Company dated July 16, 2012.
[2]	In no event will you be considered to have terminated employment for purposes of this letter if your employment by Yahoo! (including a subsidiary or affiliate) terminates and, immediately after such termination, you continue as an employee of another subsidiary or affiliate of Yahoo! (or Yahoo! Inc. if you had previously been employed by a subsidiary).

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1.	Yahoo! will pay you the following amounts in cash as severance:

a.	an amount equal to your base salary (at the monthly rate in effect at the time the Termination Notice is provided to you) for a period of 12 months less the number of months in the Notice Period (including partial months), such amount to be paid in a single lump sum;

b.	a lump sum payment equal to 100% of your annual target bonus for the year in which your Termination Notice is provided; and

c.	If your Termination Date is between January 1 and the date that annual bonus payments are paid for the prior year (typically mid-March), or if your Termination Date is after payment of such bonus but you were ineligible for such bonus as a result of receiving Termination Notice from Yahoo!, a lump sum payment of the annual bonus you would have been entitled to receive for the prior year if Yahoo! had not provided you with Termination Notice or your employment had not terminated, as the case may be.

The severance payments described above will be made on or before the 60th business day following your Termination Date, provided that if such period of 60 business days spans two calendar years, such payments will be made in the second of the two calendar years, and provided, further, that the bonus referred to in 1(c) above (if applicable) will be paid at the same time bonuses for the applicable year are paid to the Company’s employees generally.

If your Termination Date occurs in 2013, Yahoo! will also pay you a lump sum payment of a prorated bonus for 2013, determined by multiplying (i) the lesser of your annual target bonus for 2013 or the annual bonus you would have been entitled to receive for 2013 if your employment had not terminated by (ii) a fraction, the numerator of which is the number of whole months of your active employment with Yahoo! during 2013 and the denominator of which is twelve (12). Such payment will be paid at the same time bonuses for 2013 are paid to the Company’s employees generally.

2.	Provided that you timely elect continued coverage under COBRA, Yahoo! will pay you an amount (a “Continuation Payment”) equal to your premium for continued group health coverage for the period you continue COBRA coverage (up to a maximum of 12 months following your Termination Date), provided that Yahoo!’s obligation to make such Continuation Payments will cease if you become eligible for coverage under the health plan of another employer or Yahoo! ceases to offer group medical coverage to its active executive employees or otherwise is under no obligation to offer you COBRA continuation coverage (note: you are required to advise Yahoo! immediately upon becoming eligible for coverage under the health plan of another employer).

Equity Awards. To the extent that you hold stock options that are outstanding and unvested under Yahoo!’s equity incentive plans as of the date of this Agreement (your “Outstanding Awards”), the award agreement that evidences each such Outstanding Award is hereby amended to include the following provision:

•	If your employment with Yahoo! is terminated by Yahoo! without Cause or as a result of your death or Total Disability (as such term is defined in the Yahoo! Inc. 1995 Stock

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Plan, as amended), the vested portion of each of your Outstanding Awards will be exercisable for six months following your Termination Date (or in the case of any portion of a performance option held open on the Termination Date, for six months following the date on which such portion would otherwise have become exercisable due to the Company’s performance) or any longer period specified in the applicable option agreement, subject to the maximum term applicable to such option.

Except as expressly set forth above, this Agreement does not modify any other terms of any of your Outstanding Awards.

Conditions of Severance; Exclusive Remedy. All benefits specified in this Agreement are conditioned on (1) you signing a full release of any and all claims against Yahoo! in a release form acceptable to Yahoo! (within the period specified in it by the Company, which in no event shall be more than fifty days following your Termination Date) and your not revoking such release pursuant to any revocation rights afforded by applicable law, and (2) your compliance with your obligations under your Employee Confidentiality and Assignment of Inventions Agreement, or similar agreement. To the extent that you are otherwise entitled to Continuation Payments as provided above, such payments shall not be suspended during the period of time you consider such a release, but shall terminate immediately in the event that you do not timely provide (or in the event that you revoke) such release. You agree that the benefits specified in this Agreement (and any applicable acceleration of vesting of an equity-based award in accordance with its terms) will constitute the exclusive and sole remedy for any termination of your employment and you covenant not to assert or pursue any other remedies, at law or in equity, with respect to your termination and/or employment.

Tax Matters.

(a) Withholding. Yahoo! will withhold required federal, state and local taxes from any and all payments contemplated by this Agreement.

(b) Section 280G. If any payment or benefit received or to be received by you (including any payment or benefit received pursuant to this Agreement or otherwise) would be (in whole or part) subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any successor provision thereto, or any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), then, any cash severance benefits contemplated by Section 1 under “Severance” above and any accelerated vesting of time-based RSUs, performance-based RSUs, and stock options will be reduced to the extent necessary to make such payments and benefits not subject to such Excise Tax, but only if such reduction results in a higher after-tax payment to you after taking into account the Excise Tax and any additional taxes you would pay if such payments and benefits were not reduced. If a reduction in cash severance and/or acceleration of vesting is so required, then, unless you elect a different order of reduction in advance (to the extent such an election may be made without resulting in any tax, penalty or interest under Code Section 409A), any cash severance payable in installment payments will be reduced first (with the installments scheduled to be paid latest in time reduced first), then any cash severance payable as a lump sum shall be reduced, then any accelerated vesting of equity incentive awards will be reduced (with time-based RSUs,

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performance-based RSUs, and stock options to be reduced in that order with the reduction made first as to the awards scheduled to vest latest in time).

(c) Responsibility for Taxes. Other than Yahoo!’s obligation and right to withhold federal, state and local taxes, you will be responsible for any and all taxes, interest, and penalties that may be imposed with respect to the payments contemplated by this Agreement (including, but not limited to, those imposed under Internal Revenue Code Section 409A). To the extent that this Agreement is subject to Internal Revenue Code Section 409A, you and Yahoo! agree that the terms and conditions of this Agreement will be construed and interpreted to the maximum extent reasonably possible, without altering the fundamental intent of this Agreement, to comply with and avoid the imputation of any tax, penalty or interest under Code Section 409A.

Notwithstanding any provision of this letter to the contrary, if you are a “specified employee” as defined in Section 409A of the U.S. Internal Revenue Code, you will not be entitled to any payments in connection with the termination of your employment until the date which is six months and one day after your Termination Date (or, if earlier, the date of your death) and any payment otherwise due in such period will be made within the 30 day period following the six month anniversary of your Termination Date (or, if earlier, within the 30 day period after the date of your death). The provisions of this paragraph will only apply if, and to the extent, required to comply with Code Section 409A. For purposes of Code Section 409A, each payment made under this letter is designated as a “separate payment” within the meaning of Code Section 409A.

Change in Control Severance. Notwithstanding the foregoing provisions, in the event that you are otherwise entitled to receive severance benefits in connection with a termination of your employment under both this Agreement and the Company’s Change in Control Employee Severance Plan, as amended, or any successor plan thereto (the “CIC Plan”), you will receive either the cash severance and Continuation Payments provided under the CIC Plan or under this Agreement, whichever is greater, but in no event will you be entitled to receive such benefits under both the CIC Plan and this Agreement.

By executing this Agreement, you and the Company agree that Section 2.7 of the CIC Plan, as it applies to any benefits you may receive thereunder, is hereby amended, effective immediately, to provide that, if the period of 60 business days following the Severance Date (as defined in the CIC Plan) referred to in such section spans two calendar years, the Benefit Commencement Date (as defined in the CIC Plan) will occur in the second of the two calendar years.

Amendment. Except as provided in the next sentence, this Agreement may be amended only by a written agreement signed by both you and by an authorized officer of the Company. Effective as of December 31, 2015 or the end of any subsequent year, the Company may modify this Agreement in any manner, provided (1) the Company has notified you of the pending modification at least ninety days in advance of the proposed effective date of such modification, and (2) your employment is not terminated by the Company prior to the effective date of any such modification in circumstances that entitle you to severance under this Agreement. (In the event the Company modifies the “Equity Awards” section, above, corresponding amendments shall automatically occur to your Outstanding Awards, except as may otherwise be expressly provided by the Company at the time of such modification. (For example, if the Company

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terminates this Agreement, the equity award amendments effected by the “Equity Awards” section above shall correspondingly be reversed.) You hereby consent in writing to any such further amendment of your Outstanding Awards.)

Entire Agreement. This Agreement and your offer letter from the Company dated July 16, 2012, together with the agreements that evidence any equity-based awards granted to you by Yahoo!, constitute the entire agreement between you and Yahoo! with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and Yahoo! concerning such subject matter. The CIC Plan and any Employee Confidentiality and Assignment of Inventions Agreement (or similar agreement) are outside the scope of the foregoing integration provision.

At-Will Employment. Nothing in this letter alters the at-will nature of your employment relationship with Yahoo! or creates a contract for employment for a specified period of time. Either you or Yahoo! may terminate the employment relationship at any time, with or without cause and with or without advance notice.

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IF THIS AGREEMENT IS ACCEPTABLE TO YOU, PLEASE SIGN BELOW AND RETURN THE ORIGINAL TO             BY [MONTH] [DAY], [YEAR].

Sincerely,

YAHOO! INC.

By:
NAME
TITLE
Yahoo! Human Resources

I accept and agree to the terms and conditions outlined in this Agreement.

Marissa A. Mayer	Date

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